**TABCORP**

TABCORP Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone   61 3 9868 2100
Facsimile   61 3 9868 2300

04 FEB -5 AM 7: 21

20 January 2004



04012626

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Re: TABCORP Holdings Limited -- Rule 12g3-2(b)
       Exemption
       <u>File No. 82-3841</u>

Dear Sirs,

The enclosed information is being furnished by TABCORP Holdings Limited
("TABCORP") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities
Exchange Act of 1934 (the "Exchange Act"). TABCORP's file number is
indicated in the upper right hand corner of each unbound page and the first
page of each bound document furnished herewith.   In accordance with
paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are
being furnished with the understanding that such documents will not be deemed
"filed" with the Securities and Exchange Commission or otherwise subject to the
liabilities of Section 18 of the Exchange Act, and that neither this letter nor the
furnishing of such documents shall constitute an admission for any purpose that
TABCORP is subject to the Exchange Act.

If you have any questions with regard to this information, please contact (collect)
the undersigned at +61 3 9868 2112.

Yours truly,

PROCESSED
FEB 13 2004
THOMSON
FINANCIAL

Peter Caillard
Company Secretary

Enc.



04 FEB -5 AM 7: 21

TABCORP Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile   61 3 9868 2300
Website   www.tabcorp.com.au

20 January 2004

To: Australian Stock Exchange
      Companies Announcements Platform
      20 Bridge Street
      Sydney   NSW   2000

AMENDED APPENDIX 3B

ISSUE OF SECURITIES PURSUANT TO REWARD STRATEGY

Attached is a new Appendix 3B that contains amendments to the Appendix 3B previously lodged with the ASX on 12 January 2004, which contained an incorrect number of Share Rights.

The correct number of Share Rights recently allocated to senior executives pursuant to the company's Long Term Performance Plan was 200,728, not 409,877 as previously notified in the earlier Appendix 3B.

The Performance Options allocated to senior executives pursuant to the company's Long Term Performance Plan have different vesting criteria to the 2,500,000 options allocated to the Managing Director and Chief Executive Officer on 8 October 2002, and have been stated separately in section 9.

Peter Caillard
General Counsel and Company Secretary

Enc.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

TABCORP Holdings Limited

ABN

66 063 780 709

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Performance Options and Share Rights to acquire fully paid Ordinary Shares.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,435,791 Performance Options and 200,728 Share Rights to acquire fully paid Ordinary Shares.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Performance Options and Share Rights have been issued to executives of the company pursuant to the company's Long Term Performance Plan approved by shareholders at the company's Annual General Meeting on 30 October 2003. The exercise of these Performance Options and Share Rights are subject to vesting and other conditions that are in accordance with the Rules of the company's Long Term Performance Plan.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Upon exercise of Performance Options and Share Rights, participants will acquire fully paid Ordinary Shares in the company and will receive full voting and dividend rights corresponding to the rights of all other holders of Ordinary Shares in the company. The exercise of Performance Options and Share Rights is governed by the Rules of the company's Long Term Performance Plan.
5	Issue price or consideration	Nil. The Performance Options and Share Rights are exercisable upon achieving vesting conditions pursuant to the Rules of the company's Long Term Performance Plan with consideration being $11.23 per Performance Option and $10.94 per Share Right.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	As part of the company's performance based reward strategy for its participating executives.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1 December 2003, being the Grant Date.

8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	Number	+Class
		415,279,795	Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	2,500,000	Options allocated to the Managing Director and Chief Executive Officer on 8 October 2002 as detailed in the Notice of Annual General Meeting dated 15 August 2002.
		1,435,791	Performance Options pursuant to the company's Long Term Performance Plan.
		200,728	Share Rights pursuant to the company's Long Term Performance Plan.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Upon exercise of Performance Options and Share Rights into Ordinary Shares, these Ordinary Shares will participate from the date of exercise to the same extent as the other existing Ordinary Shares in the Company.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

Appendix 3B
New issue announcement

18   Names of countries in which the entity has ⁺security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19   Closing date for receipt of acceptances or renunciations

20	Names of any underwriters	

21	Amount of any underwriting fee or commission	

22	Names of any brokers to the issue	

23	Fee or commission payable to the broker to the issue	

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	

25	If the issue is contingent on +security holders' approval, the date of the meeting	

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	

28	Date rights trading will begin (if applicable)	

29	Date rights trading will end (if applicable)	

30	How do +security holders sell their entitlements *in full* through a broker?	

31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do ⁺security holders dispose of their entitlements (except by sale through a broker)?	

33	⁺Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34   Type of securities
      (tick one)

(a)   ☒   Securities described in Part 1

(b)   ☐   All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35   ☐   If the ⁺securities are ⁺equity securities, the names of the 20 largest holders of the additional ⁺securities, and the number and percentage of additional ⁺securities held by those holders

36   ☐   If the ⁺securities are ⁺equity securities, a distribution schedule of the additional ⁺securities setting out the number of holders in the categories
           1 - 1,000
           1,001 - 5,000
           5,001 - 10,000
           10,001 - 100,000
           100,001 and over

37   ☐   A copy of any trust deed for the additional ⁺securities

(now go to 43)

Entities that have ticked box 34(b)

38   Number of securities for which
      +quotation is sought

39   Class of +securities for which
      quotation is sought

40   Do the +securities rank equally in all
      respects from the date of allotment
      with an existing +class of quoted
      +securities?

      If the additional securities do not
      rank equally, please state:
      •   the date from which they do
      •   the extent to which they
          participate for the next dividend,
          (in the case of a trust,
          distribution) or interest payment
      •   the extent to which they do not
          rank equally, other than in
          relation to the next dividend,
          distribution or interest payment

41   Reason for request for quotation
      now

      Example: In the case of restricted securities, end of
      restriction period

      (if issued upon conversion of
      another security, clearly identify that
      other security)

Number	+Class

42   Number and +class of all +securities
      quoted on ASX (*including* the
      securities in clause 38)

(now go to 43)

All entities

Fees

43   Payment method (tick one)

☐   Cheque attached

☐   Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒   Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1   ⁺Quotation of our additional ⁺securities is in ASX's absolute discretion. ASX may quote the ⁺securities on any conditions it decides.

2   We warrant the following to ASX.

- The issue of the ⁺securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those ⁺securities should not be granted ⁺quotation.

- An offer of the ⁺securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any ⁺securities to be quoted and that no-one has any right to return any ⁺securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the ⁺securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the ⁺securities to be quoted, it has been provided at the time that we request that the ⁺securities be quoted.

- If we are a trust, we warrant that no person has the right to return the ⁺securities to be quoted under section 1019B of the Corporations Act at the time that we request that the ⁺securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 20 January 2004
                 (Company secretary)

Print name: Peter Caillard

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